SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 7, 2012

On November 7, 2012, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. (“Company”) was held with the presence of the undersigned Board Members. Board Members Newton de Souza and Luiz de Mendonça did not attend the meeting, justifying their absence, and were represented by their respective alternate members, Mônica Bahia Odebrecht and Paulo Oliveira Lacerda de Melo. Chief Executive Officer Carlos Fadigas de Souza Filho and Officers Décio Fabrício Oddone da Costa, Luciano Nitrini Guidolin, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro and Rui Chammas, Mr. Marco Antônio Villas Boas and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously sent for cognizance by the Board Members, as set forth in the Internal Rules and shall remain duly filed at the Company’s headquarters, the following deliberation was approved  by unanimous vote, pursuant to the terms and conditions set out in the respective PD: 1) PD.CA/BAK-17/2012 – Cancellation of Treasury Shares. – (i) express themselves favorably to the cancellation of 411 common shares and 4,399,858 class “A” preferred shares issued by the Company; and (ii) authorize the call notice of Extraordinary General Meeting to deliberate on the proposal of cancellation of the shares mentioned in item (i) above, without any change to the share capital amount, and amendment of article 4 of the Company’s Bylaws, to register the new composition of its share capital delegating to the Chairman of the Board of Directors the definition of the date and time of the Meeting, to be disclosed upon publication of the respective call notice; II) Subjects for Acknowledgement: Presentations were made by the respective persons in charge regarding the matters contained in this item, namely: 1)  Company’s results in the 3rd Quarter of 2012; 2)  Project Finance of the Petrochemical Project in Mexico; and 3)  Update on investments; 4) Energy Trading Strategy; and 5) Report on the Finance and Investments Committee and Strategy and Communication Committee meetings, held on the date hereof. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, November 7, 2012. Sgd: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza – Vice-Chairman, Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa, Álvaro Fernandes da Cunha Filho, Felipe Montoro Jens, José Alcides Santoro Martins, Mônica Bahia Odebrecht, Paulo Oliveira Lacerda de Melo, Patrick Horbach Fairon and Roberto Zurli Machado.

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 7, 2012

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.